SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 29 November, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 01 November 2013
Exhibit 1.2	Director/PDMR Shareholding dated 01 November 2013
Exhibit 1.3	Transaction in Own Shares dated 04 November 2013
Exhibit 1.4	Director/PDMR Shareholding dated 04 November 2013
Exhibit 1.5	Transaction in Own Shares dated 05 November 2013
Exhibit 1.6	Transaction in Own Shares dated 06 November 2013
Exhibit 1.7	Transaction in Own Shares dated 07 November 2013
Exhibit 1.8	Transaction in Own Shares dated 08 November 2013
Exhibit 1.9	Transaction in Own Shares dated 11 November 2013
Exhibit 1.10	Director/PDMR Shareholding dated 11 November 2013
Exhibit 1.11	Director/PDMR Shareholding dated 11 November 2013
Exhibit 1.12	Transaction in Own Shares dated 12 November 2013
Exhibit 1.13	Transaction in Own Shares dated 13 November 2013
Exhibit 1.14	Transaction in Own Shares dated 14 November 2013
Exhibit 1.15	Transaction in Own Shares dated 15 November 2013
Exhibit 1.16	Transaction in Own Shares dated 18 November 2013
Exhibit 1.17	Director/PDMR Shareholding dated 18 November 2013
Exhibit 1.18	Transaction in Own Shares dated 19 November 2013
Exhibit 1.19	Director/PDMR Shareholding dated 19 November 2013
Exhibit 1.20	Transaction in Own Shares dated 20 November 2013
Exhibit 1.21	Transaction in Own Shares dated 21 November 2013
Exhibit 1.22	Transaction in Own Shares dated 22 November 2013
Exhibit 1.23	Transaction in Own Shares dated 25 November 2013
Exhibit 1.24	Transaction in Own Shares dated 26 November 2013
Exhibit 1.25	Transaction in Own Shares dated 27 November 2013
Exhibit 1.26	Transaction in Own Shares dated 28 November 2013
Exhibit 1.27	Transaction in Own Shares dated 29 November 2013
Exhibit 1.28	Total Voting Rights dated 29 November 2013

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 01 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	31 October 2013
Number of ordinary shares purchased	5,700,000
Highest price paid per share (pence)	485.65
Lowest price paid per share (pence)	480.20

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 01 November 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 31 October 2013 by Mr A Hopwood, a person discharging managerial responsibility in BP p.l.c., that on 30 October 2013 he sold the following shares (ISIN number GB0007980591): 2854 ordinary shares at £4.85060 per share, 2241 ordinary shares at £4.851102 per share and 13,793 ordinary shares at $7.70 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 04 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	1 November 2013
Number of ordinary shares purchased	5,700,000
Highest price paid per share (pence)	487.00
Lowest price paid per share (pence)	483.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.4

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 04 November 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 1 November 2013 by Mrs L. Svanberg, a connected person of Mr C-H. Svanberg, a Director of BP p.l.c. that she instructed HSBC Nominees to sell 154,821 BP ordinary shares (ISIN number GB0007980591) on 1 November 2013 at £4.8475.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 05 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	4 November 2013
Number of ordinary shares purchased	5,800,000
Highest price paid per share (pence)	490.35
Lowest price paid per share (pence)	485.90

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 06 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	5 November 2013
Number of ordinary shares purchased	5,850,000
Highest price paid per share (pence)	489.05
Lowest price paid per share (pence)	485.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 07 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	6 November 2013
Number of ordinary shares purchased	5,900,000
Highest price paid per share (pence)	487.10
Lowest price paid per share (pence)	482.60

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 08 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	7 November 2013
Number of ordinary shares purchased	6,000,000
Highest price paid per share (pence)	488.00
Lowest price paid per share (pence)	479.30

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	8 November 2013
Number of ordinary shares purchased	6,050,000
Highest price paid per share (pence)	478.80
Lowest price paid per share (pence)	475.60

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.10

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 November 2013

BP p.l.c.
Notification of transactions of a person discharging managerial responsibility or a connected person

BP p.l.c. was informed on 8 November 2013, by Computershare Plan Managers, that 301,112 restricted share units previously granted to Mr R Bondy (a person discharging managerial responsibility) under the BP Restricted Share Plan and 40,133 units representing notional dividends vested on 6 November 2013. Of the 341,245 BP ordinary shares released (ISIN number GB0007980591), 160,386 shares were deducted for tax purposes at a price of £4.8461 per share with the remaining 180,859 shares being retained by Mr R Bondy.

BP p.l.c. was further informed on 8 November 2013, by Computershare Plan Managers, that 228,120 restricted share units previously granted to Mr B Looney (a person discharging managerial responsibility) under the BP Restricted Share Plan and 30,404 units representing notional dividends vested on 6 November 2013. Of the 258,524 BP ordinary shares released (ISIN number GB0007980591), 121,507 shares were deducted for tax purposes at a price of £4.8461 per share with the remaining 137,017 shares being retained by Mr B Looney.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.11

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 November 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 11 November 2013 by Computershare Plan Managers that on 11 November 2013 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.7765 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                65 shares
Dr B. Gilvary                65 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                65 shares
Mr B. Looney              65 shares
Mr D. Sanyal               65 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.12

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	11 November 2013
Number of ordinary shares purchased	6,150,000
Highest price paid per share (pence)	482.00
Lowest price paid per share (pence)	478.80

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.13

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	12 November 2013
Number of ordinary shares purchased	6,100,000
Highest price paid per share (pence)	484.20
Lowest price paid per share (pence)	481.80

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.14

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	13 November 2013
Number of ordinary shares purchased	6,550,000
Highest price paid per share (pence)	482.70
Lowest price paid per share (pence)	480.35

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.15

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	14 November 2013
Number of ordinary shares purchased	6,500,000
Highest price paid per share (pence)	484.00
Lowest price paid per share (pence)	480.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.16

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	15 November 2013
Number of ordinary shares purchased	6,550,000
Highest price paid per share (pence)	488.35
Lowest price paid per share (pence)	483.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.17

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 18 November 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 15 November 2013 by Mr B Looney, a person discharging managerial responsibility in BP p.l.c., that on 15 November 2013 he sold 137,017 BP ordinary shares (ISIN number GB0007980591) at £4.827500 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.18

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	18 November 2013
Number of ordinary shares purchased	6,600,000
Highest price paid per share (pence)	489.70
Lowest price paid per share (pence)	486.35

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.19

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 19 November 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 19 November 2013 by Mr. A P Hopwood, a person discharging managerial responsibility in BP p.l.c., that on 18 November 2013 he exercised an option to acquire 42,000 BP ordinary shares (ISIN number GB0007980591), pursuant to the BP Share Option Plan at £4.22 per share, this option had an expiration date of 25 February 2014. Mr. A P Hopwood subsequently disposed of 42,000 BP ordinary shares acquired on 18 November 2013 at a price of £4.861270 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.20

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	19 November 2013
Number of ordinary shares purchased	6,650,000
Highest price paid per share (pence)	487.20
Lowest price paid per share (pence)	484.35

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.21

BP p.l.c. - Transaction in Own Shares
BP p.l.c. -  21 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	20 November 2013
Number of ordinary shares purchased	6,700,000
Highest price paid per share (pence)	489.50
Lowest price paid per share (pence)	485.05

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.22

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 22 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	21 November 2013
Number of ordinary shares purchased	5,700,000
Highest price paid per share (pence)	490.00
Lowest price paid per share (pence)	485.54

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.23

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 25 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	22 November 2013
Number of ordinary shares purchased	5,500,000
Highest price paid per share (pence)	493.78
Lowest price paid per share (pence)	488.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.24

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 26 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	25 November 2013
Number of ordinary shares purchased	6,650,000
Highest price paid per share (pence)	492.85
Lowest price paid per share (pence)	489.35

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.25

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 27 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	26 November 2013
Number of ordinary shares purchased	6,730,000
Highest price paid per share (pence)	490.00
Lowest price paid per share (pence)	486.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.26

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	27 November 2013
Number of ordinary shares purchased	6,350,000
Highest price paid per share (pence)	485.85
Lowest price paid per share (pence)	481.60

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.27

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 29 November 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	28 November 2013
Number of ordinary shares purchased	5,800,000
Highest price paid per share (pence)	483.00
Lowest price paid per share (pence)	481.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.28

BP p.l.c. - Total Voting Rights
BP p.l.c. - 29 November 2013

BP p.l.c.
Total voting rights and share capital
As at 29 November 2013, the issued share capital of BP p.l.c. comprised 18,644,317,238 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,789,404,260. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,649,399,738. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 December 2013
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary